October 24, 2014

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Petron Energy II, Inc.

Application for Withdrawal on Form RW for Post-Effective Amendment No. 1 to Registration Statement on Form S-8

Filed September 19, 2013

(File No. 333-160517)

Ladies and Gentlemen:

On September 19, 2013, Petron Energy II, Inc., a Nevada corporation (the “Company”), filed Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (the “First Amended Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the First Amended Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the First Amended Registration Statement in excess of that certain number of securities originally registered on the Company’s Registration Statement on Form S-8 that was filed with the Commission on August 21, 2013 (the “Original Registration Statement”).

The Company has determined at this time to withdraw the First Amended Registration Statement due to comments received from the Staff of the Commission and requests that the Commission consent to this application on the grounds that withdrawal of the First Amended Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please send copies of the written order granting withdrawal of the First Amended Registration Statement to Floyd Smith, Chief Executive Officer at the above-mentioned address, with a copy to Luke Zouvas, Zouvas Law Group P,C., 2750 Womble Road, Suite 107, San Diego, CA 92106, facsimile number (619) 688-1715.

If you have any questions with respect to this matter, please contact Luke Zouvas of the Zouvas Law Group, P.C. at (619) 688-1715. If you have any questions regarding this letter, please contact the Company’s legal counsel,

Sincerly,

PETRON ENERGY II, INC.
By:	/s/ Floyd Smith
Floyd Smith
Chief Executive Officer